Exhibit (j)

4601 DTC BOULEVARD ● SUITE 700

DENVER, COLORADO 80237

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent, in the Prospectus and the Statement of Additional Information of Upholdings Compound Kings ETF (“KNGS”) (a “Fund”) of our report dated November 29, 2022 relating to our audit of the statement of assets and liabilities of the Fund, including the schedule of investments as of September 30, 2022, the related statement of operations for the year then ended, and the statements of changes in net assets and financial highlights for the year ended September 30, 2022 and the period from December 30, 2020 (commencement of operations) through September 30, 2021, and the related notes and schedules (collectively referred to as the financial statements), and to the reference to our Firm as the Trust’s “independent registered public accounting firm.”

Denver, Colorado

January 30, 2023